

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Shi Li
Chief Executive Officer
AppMail, Inc.
435 W. 31st Street
Suite 49E
New York, NY 10001

> **Re: AppMail, Inc.**
> **Amendment No. 3 to Form 1-A**
> **Filed August 27, 2021**
> **File No. 024-11490**

Dear Mr. Li:

    We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

Amendment No. 3 to Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.   We note your response to prior comment 3 that LATAM Airlines Group S.A., a customer from which you generated all of your revenue in 2020, has filed for bankruptcy and has not made any additional purchases under your agreement. Please include this response in the filing and add a risk factor addressing the impact on your business of your inability to continue generating revenue from LATAM.

    You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Joseph Daniels